Exhibit B

Geneve Holdings, Inc.
ninety six cummings point road, Stamford, Connecticut 06902

August 29, 2021

The Board of Directors (the “Board”)
Independence Holding Company
96 Cummings Point Road
Stamford, CT 06902

Dear Directors:

Geneve Holdings, Inc., for itself and on behalf of its wholly-owned affiliates (collectively, “Geneve”), is pleased to submit this preliminary non-binding proposal to acquire, through a merger or otherwise, all of the outstanding shares of common stock (the “Common Shares”) of Independence Holding Company (the “Company”) that are not already beneficially owned by Geneve in a going-private transaction (the “Proposed Transaction”). As you know, Geneve currently beneficially owns approximately 62.5% of the issued and outstanding Common Shares.

Geneve’s proposed purchase price for each Common Share is US$50.00 in cash, which we believe will provide superior value to the Company’s minority stockholders. The structure of the Proposed Transaction is still being considered by Geneve. The principal terms and conditions of the Proposed Transaction will be set forth in definitive agreements to be negotiated by Geneve with the independent directors of the Company, which we expect will contain representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type (the “Definitive Agreements”). The consummation of the Proposed Transaction will be subject to, and contingent upon, the consummation of: (i) the pending sale of Independence American Insurance Company to Iguana Capital, Inc.; and (ii) the pending sale of Standard Security Life Insurance Company of New York to Reliance Standard Life Insurance Company. We do not anticipate requiring debt financing to consummate the Proposed Transaction.

In considering this proposal, you should be aware that Geneve is interested only in pursuing the Proposed Transaction and does not intend to sell Geneve’s stake in the Company to any third party. Geneve recognizes that the Board will evaluate the Proposed Transaction independently before it can make its determination whether to endorse it. In addition, Geneve expects that a special committee of independent directors of the Company will consider our proposal carefully and make a recommendation to the Board; Geneve expects that the special committee will retain legal and financial advisors to assist it in evaluating Geneve’s proposal. Moreover, the consummation of the Proposed Transaction will be conditioned upon the non-waivable condition requiring approval of the Proposed Transaction by stockholders holding at least a majority of all the issued and outstanding Common Shares not held by Geneve and its affiliates. We will not move forward with the Proposed Transaction unless it is approved by such special committee (with the assistance of its legal and financial advisors) and such unaffiliated stockholders. We believe that, with the full cooperation of the Company, we can complete customary legal, financial and accounting due diligence for the Proposed Transaction in a timely manner and in parallel with discussions on the Definitive Agreements.

As required by law, Geneve will promptly file an amendment to Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal. Geneve assumes that you will agree with Geneve that it is in all of our interests to ensure that we proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

This proposal is not a binding offer, agreement or an agreement to make a binding offer. This proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on the terms and conditions provided in the Definitive Agreements.

Geneve is confident in its ability to consummate the Proposed Transaction as outlined in this proposal and would like to express its commitment to working together with the special committee of independent directors of the Company to bring the Proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

GENEVE HOLDINGS, INC.

By:	/s/Steven B. Lapin

Name: Steven B. Lapin

Title: Chairman, Chief Executive Officer and President